UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities

Exchange Act of 1934

Date of Report: December 28, 2011

Commission File Number: 001-33701

Fly Leasing Limited

(Exact Name of registrant as specified in its charter)

West Pier

Dun Laoghaire

County Dublin, Ireland

(Address of principal executive office)

Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .

This Amendment No. 1 amends the report on Form 6-K that Fly Leasing Limited filed with the SEC on October 20, 2011, regarding the completion of its acquisition of a portfolio of 49 aircraft, to include certain financial statements and pro forma financial information.

The following documents which are attached as exhibits hereto are incorporated by reference herein:

Exhibit	Title

99.1	Consent of KPMG

99.2	Consent of KPMG

99.3	Consent of KPMG

99.4	Audited financial statements of Global Aviation Holdings Fund Limited as of June 30, 2011 and June 30, 2010 and for each of the two years in the period ended June 30, 2011

99.5	Audited financial statements of The Aviation Solutions Unit Trust as of June 30, 2011 and June 30, 2010 and for each of the two years in the period ended June 30, 2011

99.6	Audited financial statements of The Cecil Aviation Unit Trust as of June 30, 2011 and June 30, 2010 and for each of the two years in the period ended June 30, 2011

99.7	Unaudited pro forma financial statements

This report on Form 6-K/A is hereby incorporated by reference into Fly Leasing Limited’s Registration Statement on Form F-3, as amended (Reg. No. 333-157817), first filed with the Securities and Exchange Commission on March 10, 2009; Registration Statement on Form F-3, as amended (Reg. No. 333-163036), first filed with the Securities and Exchange Commission on November 10, 2009; and Registration Statement on Form S-8, as amended (Reg. No. 333-166667), first filed with the Securities and Exchange Commission on May 7, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fly Leasing Limited (Registrant)

Date: December 28, 2011	By:	/s/ Colm Barrington
Colm Barrington
Chief Executive Officer and Director

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